Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

May 15, 2020

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided us with regard to Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 17, 2020 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the AllianzIM U.S. Large Cap Buffer10 Apr ETF and AllianzIM U.S. Large Cap Buffer20 Apr ETF series of the Trust.  Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.   Comment: Please consider revising each Fund’s 80% investment policy to make clear that at least 80% of the Fund’s net assets will, under normal market conditions, be invested in instruments with economic characteristics similar to U.S. large cap equity securities.

Response: The 80% investment policy for each Fund will be revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in instruments with economic characteristics similar to U.S. large cap equity securities.

2.   Comment: Please rephrase the disclosure in the ninth bullet under the “Investment Considerations” section to be in plain English and to make it clear that there is no guarantee that (i) the Buffer will be provided or (ii) gains up to the Cap will be provided, regardless of when the investment in the Funds is made.

Response: The above-referenced disclosure will be revised as follows:

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

You are willing to hold shares for the entire Outcome Period. You understand that the outcomes sought by the Fund may only be realized when shares are held for the entire Outcome Period. You also understand that (i) the Buffer is not guaranteed and may not be achieved and (ii) gains up to the Cap may not be achieved, even if shares are held for the entire Outcome Period.

3.   Comment: In the third to the last paragraph under the “Principal Investment Strategies” section, please revise the first sentence to be in plain English.

Response: The above-referenced disclosure will be revised as follows:

Both the Cap and Buffer are fixed at levels calculated in relation to the Outcome NAV and index level.  The Outcome NAV is the Fund’s net asset value (or “NAV”, which is the per share value of the Fund’s assets) calculated at the close of the market on the business day prior to the first day of the Outcome Period. An investor purchasing Shares on the secondary market on the first day of the Outcome Period may pay a price that is different from the Fund’s Outcome NAV. As a result, the investor may not experience the same investment results as the Fund, even if the Fund is successful in achieving the outcomes.

4.   Comment: Please consider whether any updates to risk disclosure are warranted in light of current market events and recent developments with respect to the COVID-19 pandemic.

Response: The Trust revised the market risk disclosure in Pre-Effective Amendment No. 2 to include risks related to pandemics, epidemics or other public health issues.  The Trust believes that this risk disclosure, in conjunction with risk disclosure elsewhere in the Registration Statement, adequately addresses current market events and the COVID-19 pandemic, and that no further updates are needed at this time.

5.   Comment: For purposes of each Fund’s 80% investment policy, please confirm that the Fund’s derivative investments will be valued based on their mark-to-market value and not notional value.  Please also confirm that corresponding disclosure is included in the prospectus.

Response: The Trust confirms that derivative instruments will be valued for purposes of each Fund’s 80% investment policy based on their mark-to-market value in accordance with the Fund’s valuation procedures adopted by the Board.  Corresponding disclosure will be included in the “Additional Information About the Fund’s Principal Investment Strategies” section of the prospectus.

6.   Comment: Please confirm that the calculation with respect to each Fund’s 80% investment policy is based on net assets plus borrowings for investment purposes and ensure that corresponding disclosure is included in the Registration Statement.

Response: The Trust confirms that the calculation with respect to each Fund’s 80% investment policy includes borrowings for investment purposes.  The following language is currently set forth in the statement of additional information under “Names Rule Policies”:  “Net assets for purposes of an 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Funds do not intend to engage in borrowings for investment purposes as part of their principal investment strategies, the Trust does not believe that disclosure in the prospectus of the impact of borrowings on the 80% policy for the Funds is needed or appropriate at this time.

In addition, as requested by the SEC Staff, attached as Exhibit A is an example of a Fund’s website.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Miranda Sturgis, at 215-564-8131.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc. Erik Nelson

Exhibit A